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ICW


14046211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 25 2014

Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OBD SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

150 N. Michigan Avenue, Suite 3700

(No. and Street)

Chicago   IL   60601

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Misha Malyshev   312-768-1643

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800   Chicago   IL   60606

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

09
3\18\14

OATH OR AFFIRMATION

I, Misha Malyshev _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBD SECURITIES LLC _____ , as of December 31 _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

MOLLY A. BUKOWSKI
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 29, 2015

_____
Signature

Managing Member
_____
Title

_____ 2/24/14
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

 McGladrey


Independent Auditor's Report


To the Member
OBD SECURITIES LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of OBD SECURITIES LLC (the Company) as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OBD SECURITIES LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 14, 2014


1


OBD SECURITIES LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	5,104,891
Receivable from clearing broker		2,231,325
Other assets		10,000
Total assets	$	7,346,216
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	274,113
Payable to affiliate		227,495
Total liabilities		501,608
Member's Equity		6,844,608
Total liabilities and member's equity	$	7,346,216

See Notes to Statement of Financial Condition.

OBD SECURITIES LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Summary of Significant Accounting Policies

Nature of operations: OBD SECURITIES LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange, LLC (CBOE). The Company is a wholly-owned subsidiary of TEZA GROUP LLC (the Parent).

The Company was organized on January 19, 2010 and became effective as a registered broker-dealer on August 3, 2010. The Company's primary business operations include buying and selling securities for its own account. The Company maintains a clearing relationship with ABN AMRO Clearing Chicago LLC.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded at fair value on a trade date basis, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, if any, are recorded net in receivable from clearing broker on the statement of financial condition.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Therefore, these financial statements do not include any provision for federal or state income taxes.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Parent files income tax returns in U.S. federal jurisdiction, and various states and the current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

OBD SECURITIES LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Summary of Significant Accounting Policies (Continued)

Recently issued regulations: In July 2013, the SEC enacted new broker dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

Note 2.   Receivable from Clearing Broker

At December 31, 2013, receivable from clearing broker represents cash on deposit.

Note 3.   Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

As of and for the year ended December 31, 2013, the Company had no financial instruments categorized as Level 1 or Level 2 of the fair value hierarchy.

OBD SECURITIES LLC

Notes to Statement of Financial Condition

Note 3. Fair Value Measurement (Continued)

At December 31, 2013, other assets consist of a Joint Back Office investment (JBO investment) in the preferred stock of one of the firms that the Company has a clearing relationship with for which there is no exchange or independent, publicly quoted market. Management has estimated the fair value of the JBO investment based on the redeemable par value of the preferred stock, which may differ significantly from the value that would have been used had a ready market existed for such equity investments. The fair value of this JBO investment as of December 31, 2013 is $10,000. This financial instrument is classified as Level 3 in the fair value hierarchy. There was no activity for this financial instrument for the year ended December 31, 2013.

The Company assesses the levels of investments at each measurement date, and transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period.

Note 4. Related-Party Transactions

Teza Technologies, LLC, an affiliated entity, provides various services, administrative support, and office space to the Company. Payable to affiliate of $227,495 at December 31, 2013 represents amounts payable under these arrangements.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

Concentration of credit risk: The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at a financial institution located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

OBD SECURITIES LLC

Notes to Statement of Financial Condition

Note 7.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both as defined, not to 15 to 1. Net capital changes from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of $6,834,608 and $100,000, respectively, and its net capital ratio was 0.07 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.